UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 6, 2019, Luxoft Holding, Inc (the “Company”) entered into a merger agreement (the “Merger Agreement”) with DXC Technology Company, a Nevada corporation (“Parent”), and Luna Equities, Inc., a newly-formed company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the merger and as a wholly-owned subsidiary of Parent (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each class A ordinary share with no par value (the “Class A Shares”) and each class B ordinary share with no par value (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Ordinary Shares held directly or indirectly by Parent, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries, (ii) Ordinary Shares held by the Company as treasury shares (excluding any such Company Shares held on behalf of third parties), and (iii) Ordinary Shares with respect to which holders thereof have duly and validly exercised (and not withdrawn or lost) their right of dissent in relation to the Merger under the laws of the British Virgin Islands) will be cancelled and converted automatically into the right to receive $59.00 per Ordinary Share in cash, without interest (the per Ordinary Share cash consideration to be paid to the holders of such Ordinary Shares, the “Merger Consideration”).

Concurrently with the execution of the Merger Agreement, IBS Group Holding Limited, our controlling shareholder (“IBS Group”), which beneficially owns through its two wholly-owned subsidiaries all of the outstanding Class B Shares and controls approximately 83% of the aggregate voting power of the Ordinary Shares, authorized and approved by written consent (the “Shareholder Written Consent”) the Merger Agreement, the Plan of Merger (as such term is defined in the Merger Agreement) in accordance with Section 170(5) of the BVI Business Companies Act, 2004, the Articles of Merger (as such term is defined in the Merger Agreement) and the transactions contemplated thereby, including the Merger. As a result of the execution and delivery of the Shareholder Written Consent, no further action by any holder of any Ordinary Shares is required under applicable law or the Merger Agreement (or otherwise) to approve the Merger Agreement, the Plan of Merger, the Articles of Merger or the transactions contemplated thereby, including the Merger. Because the Merger Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated thereby have already been approved by the requisite majority of the holders of our Ordinary Shares, the Company will not be soliciting proxies to vote for or consents to the authorization and approval of the Merger Agreement, the Plan of Merger, the Articles of Merger or the transactions contemplated thereby, including the Merger, from any holder of any Ordinary Shares and will not be calling a meeting of the holders of the Ordinary Shares for purposes of voting on such matters. Additionally, immediately after the execution and delivery of the Shareholder Written Consent, Parent, Merger Sub and each holder of Ordinary Shares that executed the Shareholder Written Consent entered into a Deed of Covenant, pursuant to which each such holder of Ordinary Shares has irrevocably undertaken and covenanted not to revoke or take any action that would be inconsistent or otherwise negate, supersede or revoke the Shareholder Written Consent. Concurrently with the execution of the Merger Agreement, Dmitry Loschinin, the Company's chief executive officer, entered into a voting agreement with Parent and Merger Sub, pursuant to which he has irrevocably undertaken and covenanted to vote all of his Ordinary Shares in favor of any resolution in support of the Merger Agreement and the Merger, and to vote against any alternative proposal, that may be presented to the holders of our Ordinary Shares.

Immediately prior to the Effective Time: (i) each stock appreciation right of the Company that is then outstanding, vested and unexercised will be converted into the right to receive a cash payment equal to the product of the Merger Consideration, net of the exercise price, and the aggregate number of shares underlying such stock appreciation right; (ii) each performance share award of the Company that remains unexercised and vested (determined assuming achievement of a fair market value goal equal to the Merger Consideration) will be converted into the right to receive a cash payment equal to the product of the Merger Consideration multiplied by the number of vested and unexercised shares subject to such performance share award; (iii) each performance stock unit award of the Company that is then outstanding will vest in full and will be converted into the right to receive a cash payment equal to the product of the Merger Consideration multiplied by the number of shares payable under such performance stock unit award; (iv) each restricted stock unit award of the Company that is then outstanding and vested will be converted into the right to receive a cash payment equal to the product of the Merger Consideration multiplied by the number of shares underlying such vested restricted stock unit award; and (v) each restricted stock unit award of the Company that is then outstanding and unvested will be assumed by Parent and converted into a comparable Parent award based on the ratio of the Merger Consideration to the volume weighted average price per share of common stock of Parent over a three trading-day period ending on the last trading day prior to the closing of the Merger, and otherwise subject to the same terms and conditions. Any cash payments will be subject to applicable tax withholding.

The Company and Parent have made customary representations and warranties and agreed to customary covenants in the Merger Agreement. Among other things, the Company has agreed, subject to the terms of the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, to conduct its business in the ordinary course and in a manner consistent with past practice and not to engage in certain types of transactions unless approved in writing by Parent, in each case subject to certain exceptions. The parties to the Merger Agreement have also agreed to use their respective reasonable best efforts to obtain any approvals from governmental authorities for the Merger, including all antitrust approvals, subject to certain exceptions.

In addition, the Company may not, among other things, engage in any discussions regarding a potential acquisition of the Company with any party other than Parent, Merger Sub and their affiliates or otherwise enter into any agreement with respect to, or solicit, initiate, propose or knowingly encourage any proposal regarding, an alternative transaction.

The Merger Agreement contains certain termination rights for both the Company and Parent. The Company does not have the ability to terminate the Merger Agreement in order to enter into an alternative transaction.

The closing of the Merger is subject to several customary conditions, including (i) the receipt of antitrust clearances, (ii) the absence of any law, order or other governmental action preventing or restraining the consummation of the Merger, (iii) the accuracy of the representations and warranties of each party in the Merger Agreement (substantially all of the Company’s representations and warranties being subject to an overall material adverse effect qualification), (iv) compliance in all material respects by each party with its covenants under the Merger Agreement, and (v) the absence of a material adverse effect on the Company (as such term is defined in the Merger Agreement) from the date of the Merger Agreement that has occurred and is continuing. The Merger is not subject to any financing condition.

If the Merger is completed, the Class A Shares will no longer be listed on the New York Stock Exchange. In addition, the registration of the Class A Shares under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated, and the Company will no longer file periodic reports with the United States Securities and Exchange Commission (the “SEC”) on account of the Class A Shares.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be a complete description of all the parties’ rights and obligations under the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The Merger Agreement has been included as an exhibit hereto solely to provide investors and securityholders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Company, Parent or their respective subsidiaries or affiliates. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (A) certain matters specifically disclosed in publicly available reports filed by the Company with the SEC since April 1, 2016, and (B) matters specifically described in a confidential disclosure letter delivered by the Company to Parent in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement, which might differ from what is viewed as material by an investor or a securityholder, and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public reports. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the documents that the Company files or has filed with, or furnishes or has furnished to, the SEC.

On January 7, 2019, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including an Information Statement prepared for its holders of Ordinary Shares describing the Merger. When completed, a definitive Information Statement will be mailed to the Company’s holders of Ordinary Shares and furnished to the SEC on Form 6-K. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE MERGER. Investors and security holders may obtain a free copy of the Information Statement to be furnished to the SEC by the Company and any other documents filed with or furnished to the SEC by the Company at the SEC’s website at http://www.sec.gov. Free copies of the Company’s most recent Annual Report on Form 20-F, the Information Statement, once available, and each other document the Company files with or furnishes to the SEC may also be obtained from Luna’s web site at www.Luxoft.com. Investors are urged to read the information statement and the other relevant materials carefully when they become available before making any investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form S-8 (File Nos. 333-190301, 333-200679 and 333-208962).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about the Company’s business and future prospects. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1)  obtaining required regulatory approvals or satisfying other conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the ability to realize the potential benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) the impact of the Merger on relationships with the Company’s commercial counterparties; and (7) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all. For a written description of risks factors that could cause actual results in the Company’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K, as well as the Information Statement to be furnished by the Company on Form 6-K, once available. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: January 7, 2019	By:	/s/ Dmitry Loschinin
		Name:	Dmitry Loschinin
		Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
99.1	Merger Agreement, dated January 6, 2019, by and among DXC Technology Company, Luna Equities, Inc. and Luxoft Holding, Inc
99.2	Joint Press Release, dated January 7, 2019, titled “DXC Technology to Acquire Global Digital Innovator Luna”

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